UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 23, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Southern Airlines Company Limited

File No. 1-14660 - CF#23820
_____

China Southern Airlines Company Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 25, 2009.

Based on representations by China Southern Airlines Company Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.3	through July 15, 2016
Exhibit 4.4	through December 15, 2013
Exhibit 4.5	through November 15, 2013
Exhibit 4.6	through August 15, 2017
Exhibit 4.7	through November 15, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief - Legal